

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2023

Wai Hong Lao
Chief Executive Officer and Director
Galaxy Payroll Group Ltd
25th Floor, Ovest
77 Wing Lok Street
Sheung Wan, Hong Kong

> **Re: Galaxy Payroll Group Ltd**
> **Amendment No. 5 to Registration Statement on Form F-1**
> **Filed August 1, 2023**
> **File No. 333-269043**

Dear Wai Hong Lao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 7, 2023 letter.

Amendment No. 5 to Registration Statement on Form F-1 Filed August 1, 2023

Cover Page

1. We note your response to comment 1, as well as your revised disclosure that "[b]ased solely on the documents and representations received from the Company, as of the date of this prospectus, nothing comes to the attention of the Company's PRC Legal Advisor that suggests the Company meets both of the Article 15 Explicit Conditions for Filing . . . . ." Your disclosure continues to be unclear as to whether you are relying upon your PRC Legal Advisor's opinion where you disclose that "we do not believe that this offering constitutes an "indirect overseas offering and listing", or that we are not required to obtain the approval from or complete the filing with the CSRC pursuant to the

Trial Administrative Measures for this offering . . . ." Revise to clarify whether you are relying on your PRC Legal Advisor's opinion as articulated in Exhibit 99.2 ("[b]ased on our understanding of the explicit provisions under PRC Laws, except as disclosed in the Registration Statement, and assuming no offer, issuance or sale of the Ordinary Shares has been or will be made directly or indirectly within the PRC, a prior approval from the CSRC is not required for the Offering.") To the extent you are relying upon counsel's opinion, also update the consent (included in the Exhibit 99.2 opinion) provided by your PRC Legal Advisor to a more recent date, as we note that such consent is dated December 28, 2022, so as to clarify that counsel is consenting to the reference to their name as it pertains to your discussion of the Trial Measures. In the alternative, to the extent that you are not relying on your PRC Legal Advisors, revise to state an opinion was not obtained and explain why you did not obtain an opinion from counsel regarding such matters.

Prospectus Summary
Recent Regulatory Developments in the PRC, page 11

2. We note your response to comment 3, as well as your revised disclosure. Please disclose whether you have been denied any permissions or approvals that are required to operate your business. In this regard, your disclosure that "nor have we or our PRC subsidiary received or were denied such permissions or approvals by the PRC authorities" now appears limited to "permissions or approvals from the PRC authorities to offer the securities being registered to foreign investors."

Capitalization, page 50

3. Please tell us how the pro forma as adjusted additional paid-in capital line item reflects your deferred IPO costs as of December 31, 2022.

Index to Financial Statements, page F-1

4. We note your filing includes audited financial statements that are older than 12 months. Since it appears this represents an IPO for your common shares, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representations in an exhibit. Refer to Instruction 2 to Item 8.A.4.

You may contact Stephen Kim at 202-551-3291 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Elizabeth Fei Chen, Esq.